[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been Requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

FOIA Confidential Treatment Request by Supernus Pharmaceuticals, Inc. Pursuant to Rule 83 (17 C.F.R. § 200.83)

July 31, 2019

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Re:                             Supernus Pharmaceuticals, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Filed May 10, 2019

File No. 001-35518

Dear Ms. Carpenter:

This letter sets forth the responses of Supernus Pharmaceuticals, Inc. (the “Company,” “we” or “our”) to the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on July 17, 2019 (the “Letter”) concerning the Staff’s review of the Company’s Quarterly Report on Form 10-Q for the quarter period ended March 31, 2019, filed on May 10, 2019.

To assist your review, we have reproduced in bold below the text of the Staff’s comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-Q. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-Q.

Due to the sensitive nature of the commercial and financial information in this letter, we are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83) and we have separately submitted our request for confidential treatment in accordance therewith to the Commission’s Freedom of Information Act and Privacy Act office.  A redacted letter will be filed on EDGAR omitting the confidential information contained in this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-001

Form 10-Q for the Quarter Period Ended March 31, 2019

Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the three months periods ended March 31, 2019 and 2018

Net Product Sales, page 28.

Background:

As is commonplace in the pharmaceutical industry, manufacturers announce price increases for their products on a periodic basis. These typically occur at regular, annual intervals. Supernus Pharmaceuticals follows this practice.

Supernus sells its products through a group of wholesalers/distributors, who in turn sell our products to retail pharmacies, both national and local. The distribution network is dominated by three large national wholesalers/distributors, through which we distribute more than 90% of the total volume of our products. When we announce a price increase to our customers (i.e., wholesalers/distributors), the wholesaler/distributors immediately increase the selling price of our products to their customers, the retail pharmacies. This price increase applies to their on-hand inventory.

To [***] by the [***] to an [***], we have entered into [***] with the [***] to [***] the [***] amount of [***] they can [***] once a [***]. If the amount [***] the [***], the [***] the [***] amount to [***].

Since our price increases have historically been announced early in the first quarter of the year, those [***] from [***] become [***] to [***] in the [***]. Because the [***] vary between the [***], and because the amounts, if any, to be [***] to [***] vary according to both the [***] and, most importantly, the [***] by that [***] to the [***], the [***] amount of that [***] can and will vary substantially from one year to the next, and from one [***] to the next.

In late 2018, our wholesalers/distributors did, in fact, depart from their typical ordering patterns, by increasing their inventory holdings as compared to prevailing levels in the third quarter of 2018. We believe that this was [***] of Supernus announcing a price increase in January 2019. These inventory holdings at January 1, 2019, measured based on weeks of coverage, were higher than inventory holdings at January 1, 2018.

As a result, after our announced price increase in January 2019, it was determined that a [***] was [***] to [***], as per [***] with the [***], and that the [***] was [***] than the [***] in 2018. The [***] was entirely attributable to the increased inventory holdings by the wholesalers/distributors as of January 2019. The [***] caused by the [***] described above was approximately $[***].

***                           Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-002

1.              Regarding sales discounts, please tell us why the provision for sales in the current year as a percentage of gross product sales during the quarter and the allowance as a percentage of gross accounts receivable as of the end of the quarter both decreased in 2019 as compared to the 2018.

Question 1A.

The current year provision for sales discounts and gross product sales for the quarters ended March 31, 2019 and March 31, 2018 were as follows:

($ in millions)	Quarter Ended March 31, 2019	Quarter Ended March 31, 2018
Gross product sales	$159.0	$155.9
Current year provision — sales discounts	$11.2	$12.2
As a percentage of gross product sales	7.1%	7.8%

If the relationship between gross product sales and the current year provision for sales discounts for the quarter ended March 31, 2019 was consistent with the quarter ended March 31, 2018, the implied current year provision for sales discounts would have been approximately $12.4M for the quarter ended March 31, 2019, or $1.2M higher than the actual reported provision of $11.2M.

As described in the background section above, the [***] to [***] from [***] was approximately $[***] in 2019, as compared to 2018. This [***] resulted in a year-over-year [***] in sales discounts, and is a direct consequence of the inventory build-up by the wholesalers/distributors [***] to the [***] for Supernus’ products. This [***] applies to the on-hand inventory as of January 1.

In addition, the $[***] represents [***]% of gross product sales, explaining the 0.7% difference between the 7.1% and 7.8% referenced in the table above.

***                           Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-003

Question 1B.

The allowance for sales discounts and gross accounts receivable balances as of March 31, 2019 and March 31, 2018 were as follows:

($ in millions)	March 31, 2019	March 31, 2018
Gross accounts receivable	$87.8	$77.2
Allowance for sales discounts	$7.8	$9.4
As a percentage of gross accounts receivable	8.9%	12.1%

If the relationship between gross accounts receivable and the allowance for sales discounts as of March 31, 2019 was consistent with March 31, 2018, the implied allowance for sales discounts would have been approximately $10.6M as of March 31, 2019, or $2.8M higher than the actual reported allowance for sales discounts of $7.8M.

Of the aggregate change, approximately $[***], or [***]% of gross accounts receivable, is attributable to a change in timing of service fees paid to wholesalers/distributors in 2018 versus 2019. Specifically, in 2018, the service fees earned by two of our wholesalers/distributors in January were paid in April. In 2019, service fees earned by these wholesalers/distributors in January were paid in March.

In addition to this timing difference, and as described previously, the $[***] year-over-year [***] in [***] to [***] from [***] in 2019 [***] sales discounts in 2019, representing [***]% of gross accounts receivable. This [***] is a direct consequence of the inventory build-up by wholesalers/distributors [***] to the [***] for Supernus’ products.

Combining the timing effect ([***]% of gross accounts receivable) with the [***] effect ([***]% of gross accounts receivable) results in a combined effect of [***]%, which explains the difference between the 8.9% and 12.1% referenced in the table above.

***                           Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-004

2.              Regarding the accrued liability for rebates, please tell us why it was $18.9 million higher at December 31, 2018 than at March 31, 2019.

The accrued liability for rebates decreased $18.9M as detailed below:

($ in millions)
December 31, 2018	$85.0
March 31, 2019	$66.1
Decrease	$18.9

This decrease in the accrued liability for rebates is primarily a result of timing differences in the settlement of outstanding amounts. Rebates are paid when due, which is generally based on when the invoices are received. Approximately $[***] of rebate payments in conjunction with Medicaid were settled in January 2019 that historically would have been settled in December 2018.

The remainder of the decrease, $[***], is primarily due to lower gross product sales in the first quarter of 2019 as compared to the fourth quarter of 2018. Gross product sales decreased by approximately $[***] from fourth quarter of 2018 to first quarter of 2019. This reduction is the result of the reversal of the inventory build-up by wholesalers/distributors that occurred at the end of 2018 coupled with lower prescription volume in the first quarter of 2019. This reduction in gross sales directly caused a reduction in rebate accruals as of March 31, 2019 as compared to December 31, 2018.

3.              Please consider whether revised disclosure is necessary in response to the above comments and, if so, provide us with proposed disclosure to be included in your June 30, 2019 Form 10-Q.

Management has considered the questions and answers above as we developed our MD&A disclosures for the second quarter Form 10-Q filing. Management has and will continue to monitor the fluctuations and trends within our sales deductions to ensure we are disclosing all material items. Although much of what follows has been disclosed in previous filings, we propose the following disclosures in the Management’s Discussion and Analysis Section of the second quarter Form 10-Q filing:

***                           Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-005

Results of Operations

Sales deductions and related accruals

The Company records accrued rebates and accrued product returns in our balance sheet under Accrued product returns and rebates as current liabilities and records sales discounts as a valuation allowance against Accounts receivable. The outstanding amounts of accrued product returns, rebates and allowance for sales discounts as of the respective balance sheet dates are generally affected by the changes in level of gross sales, provision for net product sales deductions and timing of payments/credits.

The following table provides a summary of activities with respect to sales deductions and related accruals for the six months ended June 30, 2019 and 2018, respectively, in thousands of dollars:

	Accrued Liabilities
	Rebates	Product Returns	Allowance for Sales Discounts	Total
Balance at December 31, 2018	$85,003	$22,060	$11,548	$118,611
Provision
Provision for sales in current year	139,376	4,068	27,394	170,838
Adjustments relating to prior year sales	(888)	(730)	(43)	(1,661)
Total provision	$138,488	$3,338	$27,351	$169,177
Less: Actual payments/credits	(149,129)	(3,826)	(26,940)	(179,895)
Balance at June 30, 2019	$74,362	$21,572	$11,959	$107,893

	Accrued Liabilities
	Rebates	Product Returns	Allowance for Sales Discounts	Total
Balance at December 31, 2017	$49,460	$18,883	$8,892	$77,235
Provision
Provision for sales in current year	109,300	4,366	26,885	140,551
Adjustments relating to prior year sales	(1,744)	(81)	(3)	(1,828)
Total provision	$107,556	$4,285	$26,882	$138,723
Less: Actual payments/credits	(105,634)	(4,506)	(26,550)	(136,690)
Balance at June 30, 2018	$51,382	$18,662	$9,224	$79,268

Overall, the total provision for sales deductions on gross product sales increased by $30.5 million, or 22%, from $138.7 million to $169.2 million, for the six months ended June 30, 2018 and 2019, respectively.  Virtually all of this increase is attributable to the year over year increase in the provision for product rebates, of $30.9 million, or 29%.

Year over year increase in the provision for product rebates is primarily attributable to greater utilization of our patient co-pay program. Expansion of this program is attributable, in part, to the continued growth in high deductible health care plans. Growth

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-006

in prescriptions, and the impact of the 8% price increase taken in January, contributed to the secular increase in product rebates.

Partially offsetting these factors is the effect of the aforementioned reduction in inventory levels at the wholesaler, distributor and pharmacy levels, which effectively reduced rebates.

The decrease in the provision for product returns, approximately $0.9 million, is due primarily to favorable actual returns experience.

Provision for allowance for sales discounts marginally increased by $0.5 million, from $26.9 million to $27.4 million for the six months ended June 30, 2018 and 2019, respectively. The increase is directly attributable to the prescription volume.

Adjustments related to prior year sales due to changes in our estimates had a de minimis impact on net product sales for the three and six month periods ended June 30, 2019 and 2018.

***

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (301) 838- 2522.

Sincerely,

/s/ Gregory S. Patrick
Gregory S. Patrick
Senior Vice President and Chief Financial Officer

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-007